UNITED STATES OF AMERICA

BEFORE THE SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

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In the Matter of                                                                      :
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ENTERGY GULF STATES, INC.                                        : CERTIFICATE PURSUANT TO
                                                                                              :  RULE 24
File No. 70-10158                                                                 :
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(Public Utility Holding Company Act of 1935)                        :
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This is to certify, pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, as amended, that the transactions described below, which were proposed by Entergy Gulf States, Inc. (the "Company") in its Application-Declaration, as amended, in the above file, have been carried out in accordance with the terms and conditions of and for the purposes represented by said Application-Declaration, as amended, and pursuant to the order of the Securities and Exchange Commission with respect thereto dated December 29, 2003.

In accordance with the terms of an Underwriting Agreement (the "Floating Rate Bonds Underwriting Agreement") dated November 8, 2004, between the Company and ABN AMRO Incorporated and Barclays Capital Inc., as representatives of the several underwriters listed therein (the "Floating Rate Bonds Underwriters"), the Company issued and sold on November 15, 2004, by negotiated public offering, to the Floating Rate Bonds Underwriters $225,000,000 principal amount of its First Mortgage Bonds, Floating Rate Series due December 1, 2009 (the "Floating Rate Bonds"), issued pursuant to the Sixty-eighth Supplemental Indenture (the "Sixty-eighth Supplemental Indenture") to the Mortgage and Deed of Trust, as supplemented, of the Company. In accordance with the terms of an Underwriting Agreement (the "Fixed Rate Bonds Underwriting Agreement") dated November 8, 2004, between the Company and Barclays Capital Inc. and KeyBanc Capital Markets, a Division of McDonald Investments Inc. (the "Fixed Rate Bonds Underwriters"), the Company issued and sold on November 15, 2004, by negotiated public offering, to the Fixed Rate Bonds Underwriters $50,000,000 principal amount of its First Mortgage Bonds, 5.60% Series due December 1, 2014 (the "Fixed Rate Bonds"), issued pursuant to the Sixty-eighth Supplemental Indenture. The proceeds of such sales of the Floating Rate Bonds and the Fixed Rate Bonds are to be used, together with other available corporate funds, to redeem prior to maturity $275,000,000 in outstanding principal amount of the First Mortgage Bonds, Floating Rate Series due June 18, 2007 of the Company, at a redemption price of 100% of the principal amount redeemed plus accrued and unpaid interest thereon to the redemption date.

Attached hereto are:

Exhibit A-3(ii) - Conformed copy of the Sixty-eighth Supplemental Indenture.

Exhibit A-4(ii)(a) - Conformed copy of the Floating Rate Bonds.

Exhibit A-4(ii)(b) - Conformed copy of the Fixed Rate Bonds.

Exhibit B(ii)(a) - Conformed copy of the Floating Rate Bonds Underwriting Agreement.

Exhibit B(ii)(a) - Conformed copy of the Fixed Rate Bonds Underwriting Agreement.

Exhibit C(ii) - Copy of the Prospectus being used in connection with the sale of the Floating Rate Bonds and the Fixed Rate Bonds (previously filed in Registration No. 333-109923 and incorporated herein by reference).

Exhibit F(ii) - Post-effective opinion of Mark G. Otts, Senior Counsel - Corporate and Securities of Entergy Services, Inc., counsel to the Company.

IN WITNESS WHEREOF, Entergy Gulf States, Inc. has caused this certificate to be executed this 23rd day of November, 2004.

ENTERGY GULF STATES, INC.
By/s/ Steven C. McNeal
Steven C. McNeal
Vice President and Treasurer